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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 17883

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/10_____ AND ENDING _____12/31/10_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AXA Advisors, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1290 Avenue of the Americas
(No. and Street)

New York	NY	10104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Irina Gyrla   212-314-5314
                                                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

11016887

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

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OATH OR AFFIRMATION

I, Irina Gyrla _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

AXA Advisors, LLC _____ , as

of December 31 _____ , 2010 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____Assistant Vice President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss), or Operations.
- ☒ (d) Statement of Changes in Financial Condition, or Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital, or Members' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXA Advisors, LLC

(A wholly owned subsidiary of AXA Distribution Holding Corporation)

Statement of Financial Condition

December 31, 2010

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Index
December 31, 2010





Report of Independent Auditors

To the Board of Directors and Member of
AXA Advisors, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AXA Advisors, LLC (the "Company") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

AXA Advisors, LLC

(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Statement of Financial Condition
December 31, 2010

Assets

Cash and cash equivalents	$ 57,859,036
Receivable from affiliates	8,858,800
Receivable from sponsors and broker-dealers	5,497,226
Securities owned, at fair value	1,326,269
Deferred acquisition costs, net of accumulated amortization and impairment of $2,147,282	1,140,048
Prepaids and other assets, net	2,046,963
Total assets	$ 76,728,342

Liabilities and Member's Capital

Liabilities

Payable to affiliates	$ 10,904,390
Payable for concessions, commissions and fees	8,076,530
Deferred revenue	3,140,696
Other liabilities	2,439,727
Total liabilities	24,561,343
Member's capital	52,166,999
Total liabilities and member's capital	$ 76,728,342

The accompanying notes are an integral part of this statement of financial condition.

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Notes to Statement of Financial Condition
December 31, 2010

1. **Organization**

   AXA Advisors, LLC (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of AXA Distribution Holding Corporation ("Holding"), and an indirect subsidiary of AXA Equitable Financial Services, LLC, whose parent is AXA Financial, Inc. ("AXF"). AXF is a wholly-owned subsidiary of AXA, a French parent company for an international group of insurance and related financial services companies.

   The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a registered investment advisor under the Investment Advisors Act of 1940. Its principal businesses are the distribution of shares of investment products, primarily mutual funds offered by affiliates and third parties, as well as the sale of brokerage products and variable life insurance and annuity contracts issued by AXA Equitable Life Insurance Company ("AXA Equitable"), MONY Life Insurance Company ("MONY Life"), and MONY Life Insurance Company of America ("MLOA"), wholly-owned indirect subsidiaries of AXF. The Company focuses on the development and management of retail customers and currently offers a variety of asset management accounts with related services, as well as money management products such as asset allocation programs and advisory accounts. Retail distribution of products and services is accomplished by financial professionals ("FP's") registered with AXA Network, LLC ("AXN"), an affiliate, and the Company.

   In December 2006, the Company reached a five-year agreement with LPL Financial Corporation (formerly Linsco Private Ledger, "LPL"), an independent brokerage firm, to provide clearing and certain back-office brokerage services. LPL began providing these services to the Company on August 15, 2007. The agreement will renew automatically for additional twenty-four month terms unless terminated under the conditions of the agreement.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   The Company estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables and payables) approximates their carrying value, as these instruments are short-term in nature.

   Accounting Changes
   In January 2010, the Financial Accounting Standards Board ("FASB") issued new guidance for improving disclosures about fair value measurements. This guidance requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, for Level 3 fair value measurements, a reporting entity should present separately information about purchases, sales, issuances and settlements. This guidance is effective for interim and annual reporting periods ending on or after December 15, 2009 except for disclosures for Level 3 fair value measurements which are effective for fiscal years beginning after December 15, 2010. The Company adopted the

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Notes to Statement of Financial Condition
December 31, 2010

new disclosures and amendments to existing disclosures in 2010 with no material impact to the financial statements. The Company will adopt the disclosures about purchases, sales, issuances, and settlements in the roll-forward of activity in Level 3 fair value measurements in 2011.

Revenue Recognition
Securities transactions and related commission revenues and expenses and receivables and payables are recorded on a trade date basis. Securities transactions executed but not yet due for settlement as of December 31, 2010 are reflected in the Statement of Financial Condition and were subsequently settled after December 31, 2010. Fee revenue on advisory accounts is charged to customers quarterly based on their assets under management.

Cash and Cash Equivalents
The company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2010 the cash held at banks exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits.

Investments in money market funds are considered cash equivalents. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2010 include investments in two money market funds totaling $50,887,147 that are held at two major U.S. financial institutions. Given this concentration, the Company may be exposed to certain credit risk. Interest income is accrued as earned.

Securities Owned
Securities owned are reported in the Statement of Financial Condition at fair value.

Prepaids and Other Assets
Prepaids and other assets includes $1,214,200 of chargebacks to FP's for technology costs billed to the Company by LPL, net of an allowance for doubtful accounts of $653,400. The allowance is maintained at a level that the Company estimates to be sufficient to absorb potential losses and is based on several factors, including a continuous assessment of the aging of each account based on the historical collectability of these receivables.

Income Taxes
The Company is included in the consolidated federal income tax return filed by AXF and the consolidated state and local income tax returns filed by Holding. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current taxes or benefit calculated is either remitted to or received from Holding. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Under the state tax sharing agreement with Holding, the Company computes its state tax liability as if the Company filed state tax returns on a separate-return basis; if the Company's tax attributes are utilized by Holding to reduce Holding's state tax liability, the Company will be reimbursed.

Deferred Acquisition Costs
The Company evaluates long-lived assets for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Deferred acquisition costs relate to estimated future revenues that arose out of AXF's acquisition of The MONY Group Inc. ("MONY"). No events or changes in circumstances occurred during 2010 that would require an impairment charge.

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Notes to Statement of Financial Condition
December 31, 2010

Deferred Revenue

Deferred revenue includes $2,831,676 related to contractual payments associated with the transfer of the clearing and back-office services to LPL. This revenue is recognized over the life of the contract, and will be fully recognized in 2011. The remaining $309,020 relates to monies received from clients for the production of financial plans not yet completed. Revenue is recognized when the plan is completed and delivered to the client.

Insurance Recoveries

Recoveries of legal settlements through the Company's fidelity bond policy are recorded in the period received or determined to be assured.

3. Fair Value Disclosure

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance established a fair value hierarchy that requires an entity to maximize the use of observable inputs and to minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

- Level 1: Quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

- Level 3: Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

December 31, 2010	Assets measured at fair value on a recurring basis			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 50,887,147	$ -	$ -	$ 50,887,147
Securities	-		1,326,269	1,326,269
Total Assets	$ 50,887,147	$ -	$ 1,326,269	$ 52,213,416

Cash equivalents classified as Level 1 include investments in money market funds, for which there are quoted prices in active markets.

Securities classified as Level 3 include auction rate securities for which quoted prices are not available. In order to estimate fair value, the Company used a third-party pricing service.

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Notes to Statement of Financial Condition
December 31, 2010

The following table includes a rollforward of the balance sheet amount (including changes in fair value) for financial instruments classified within level 3 of the fair value hierarchy for the year ended December 31, 2010. Unrealized gains and losses are included in Other income on the Statement of Operations.

	Level 3
Fair value at January 1, 2010	$ 230,200
Purchases and sales, net	1,050,000
Total realized / unrealized gains, net	46,069
Transfers in (out) of level 3	-
Fair value at December 31, 2010	$ 1,326,269
Total unrealized gains included in earnings	$ 19,089

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2010, the Company had net capital of $31,871,231 which exceeded required net capital of $1,637,424 by $30,233,807, and the Company's ratio of aggregate indebtedness to net capital was 0.77 to 1.

5. Transactions with Affiliates

On December 23, 2010, the Company made a $5,000,000 cash distribution to Holding.

On July 8, 2004, AXF acquired MONY and its subsidiaries, including MONY Securities Corporation ("MSC"), a broker-dealer. Effective June 6, 2005, MSC's FP's were re-registered to become registered representatives of the Company, and MSC's retail clientele became customers of the Company. On that date, the Company purchased from MSC the estimated future renewal revenues of MSC client accounts for $3,287,330. The amount, classified as Deferred acquisition costs in the Statement of Financial Condition, was deferred and amortized over the expected future benefit period.

In 2010, the Company earned concessions and fees for products offered by its affiliate, AllianceBernstein LP ("Alliance"). A receivable due from Alliance of $2,349,700 is included in Receivable from affiliates at December 31, 2010.

Pursuant to the Agreement for Cooperative and Joint Use of Personnel, Property and Services, and the Distribution and Servicing Agreement, AXA Equitable provides the Company with personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities. At December 31, 2010, the Company had a payable of $1,114,020 due to AXA Equitable classified within Payable to affiliates representing the amount due based on the allocation of operating expenses and pass-thru 12B-1 fees. At December 31, 2010, the Company also had a payable classified within Payable to affiliates of $2,155,976 to reimburse AXN for commissions paid on behalf of the Company.

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Notes to Statement of Financial Condition
December 31, 2010

6. **Taxes**

    As a single member limited liability company, the Company is treated as a division of Holding for Federal and most State income tax purposes, not as a separate taxable entity. Tax sharing arrangements between the Company and Holding provide that the amount the Company will either remit to or receive from Holding for its share of Federal and State income taxes is calculated as though the Company was filing separate Federal and State income tax returns. Under the Federal income tax sharing agreement, the Company is reimbursed for the use of its separate company losses or tax credits to the extent there is an aggregate reduction in the consolidated federal tax liability of the AXF affiliated group and it is reasonable to expect the group's liability to be reduced. The Company is reimbursed for the use of such items under the State income tax sharing agreement in the years they actually reduce the consolidated state income tax liability of Holding.

    Payable to affiliates on the Statement of Financial Condition includes a deferred net federal tax liability of $1,370,403. The gross deferred federal tax asset of $1,495,581 resulted primarily from temporary deductible differences related to accrued litigation costs and income deferred in connection with the LPL conversion. The gross deferred federal tax liability of $2,865,984 resulted from temporary taxable differences related to the purchased estimated renewal revenues of MSC, state and local deferred taxes and costs deferred in connection with the LPL conversion. Payable to affiliates on the Statement of Financial Condition also includes a current federal tax liability of $6,263,991.

    Receivable from affiliates on the Statement of Financial Condition includes a state and local deferred tax asset of $6,829,700 related to cumulative net operating losses expiring at varying amounts from 2011 through 2027 and a valuation allowance of $320,600. During 2010, the Company released a valuation allowance of $8,449,100, as the Company has determined that it is more likely than not that substantially all of the state and local deferred tax asset will be realized.

    At December 31, 2010, the Company has no liability for uncertain tax positions.

7. **Off-Balance Sheet Risk**

    In the normal course of business, the Company may enter into contracts that contain various representations and indemnities including a contract where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under the contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes there is no estimable amount assignable to this right or rights under other contracts as any obligation would be based on the future nonperformance by the counterparties. At December 31, 2010, the Company has recorded no liabilities with regards to these rights.

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Notes to Statement of Financial Condition
December 31, 2010

The Company is subject to credit risk to the extent the sponsors and the clearing broker may be unable to repay the amounts owed.

The Company is also subject to business environment risk as its financial performance is highly dependent on the environment in which the business operates.

8. **Commitments and Contingencies**

The Company is involved in various regulatory matters, legal actions and proceedings in connection with its business. Some of the actions and proceedings have been brought on behalf of various claimants and certain of those claimants seek damages of unspecified amounts. For certain specific matters, the Company has provided reserves for the estimated costs to be incurred of $1,405,000, included in Other liabilities in the Statement of Financial Condition. While the ultimate outcome of these matters cannot be predicted with certainty, in the opinion of management, no such matter is likely to have a material adverse effect on the Company's financial position.



Report of Independent Accountants

To the Members of the Board of
AXA Advisors, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of AXA Advisors, LLC for the year ended December 31, 2010, which were agreed to by AXA Advisors, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating AXA Advisors, LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for AXA Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 27, 2010 in the amount of $113,081 compared to Check No. 51001319, dated July 27, 2010. Payment dated February 11, 2011 in the amount of $119,745 compared to Check No. 51001439, dated February 14, 2011. No differences were noted.

2. Compared the Total revenues amount reported on the audited financial statements for the year ended December 31, 2010 to the Total revenue amount of $537,423,740 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010. No differences were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared the deduction reported on page 2, item 2c.(1) of Form SIPC-7 in the amount of $439,656,565, to revenue from sale of investment co. shares and pass-thru accounts reported on the audited trial balance for the year ended December 31, 2010. No differences were noted.

    b. Compared the deduction reported on page 2, item 2c.(3) of Form SIPC-7 in the amount of $4,335,595, to clearance fees reported on the audited trial balance for the year ended December 31, 2010. No differences were noted.

    c. Compared the deduction reported on page 2, item 2c.(7) of Form SIPC-7 in the amount of $301,091, to prospectus fees reported on the audited trial balance for the year ended December 31, 2010. No differences were noted.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $93,130,489 and $232,826, respectively of the Form SIPC-7. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of AXA Advisors, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **December 31** , 20 **10**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 017883   FINRA   DEC
> AXA ADVISORS LLC   9*9
> 13TH FLOOR
> ATTN: ~~MARK GODOFSKY~~ Finance Department
> 1290 AVENUE OF THE AMERICAS
> NEW YORK NY 10104-0101

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Irina Gyrla, AVP (212)314-5314

2. A. General Assessment (item 2e from page 2) $ **232,826**

   B. Less payment made with SIPC-6 filed (exclude interest)   (**113,081**)
   July 2010
   Date Paid

   C. Less prior overpayment applied   (**0**)

   D. Assessment balance due or (overpayment)   **119,745**

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   **0**

   F. Total assessment balance and interest due (or overpayment carried forward) $ **119,745**

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ **119,745**

   H. Overpayment carried forward $(**0**)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AXA ADVISORS, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the **11** day of **February** , 20 **11** .

Assistant Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **January** , 20**10**
and ending **December** 20**10**
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ **537,423,740**

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. **0**

(2) Net loss from principal transactions in securities in trading accounts. **0**

(3) Net loss from principal transactions in commodities in trading accounts. **0**

(4) Interest and dividend expense deducted in determining item 2a. **0**

(5) Net loss from management of or participation in the underwriting or distribution of securities. **0**

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. **0**

(7) Net loss from securities in investment accounts. **0**

Total additions **0**

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. **439,656,565**

(2) Revenues from commodity transactions. **0**

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. **4,335,595**

(4) Reimbursements for postage in connection with proxy solicitation. **0**

(5) Net gain from securities in investment accounts. **0**

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. **0**

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). **301,091**

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): **0**

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ **0**

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ **0**

Enter the greater of line (i) or (ii) **0**

Total deductions **444,293,251**

2d. SIPC Net Operating Revenues $ **93,130,489**

2e. General Assessment @ .0025 $ **232,826**
(to page 1, line 2.A.)

2



To the Board of Directors and Member of
AXA Advisors, LLC:

In planning and performing our audit of the financial statements of AXA Advisors, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
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A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2011

